[Letterhead of Crescent Financial Corporation]

October 4, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. Edwin Adames

Senior Staff Accountant

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington DC 20549

RE:	Crescent Financial Corporation

Form 10-KSB filed March 16, 2005

File No. 000-32951

Dear Mr. Adames:

This letter is intended to respond to the Staff’s letter, dated September 28, 2005, regarding the annual report on Form 10-KSB of Crescent Financial Corporation (the “Company”) filed with the Commission on March 16, 2005 (File No. 000-32951).

Comment number 1 from the Staff’s letter, dated September 28, 2005, is reproduced below for your convenience. The Company’s response to this comment is set forth immediately following the restated comment below.

Form 10-K for the three-year period ended December 31, 2004.

Note B, Summary of Significant Accounting Policies, Segment Reporting, Page 41.

1.	We refer to the statement that, in all material respects, the Company’s operations are entirely composed of one segment regarding commercial and retail banking. In this regard, please tell us and disclose in future filings the basis for considering that your mortgage banking operations do not qualify as a separate reportable segment based upon the criteria in paragraph 16 of SFAS 131. Consider in your response the following financial information regarding your mortgage banking operations:

•	Mortgage loan origination fees of $643,000 and $620,000 for 2004 and 2003 are 18% and 25% of pre-tax net income for each respective year. Refer to Note J, “non-interest income and other non-interest expense” on page 50;

•	Real estate commercial and residential loans totaling $133 million as of December 31, 2004 were 40% of total assets of the Company for that fiscal period; and

•	The commercial mortgage loan category experienced the most significant growth of all loan categories with a 20% increase in 2004 as compared to 2003.

Response: We consider that our mortgage banking activities, rather than constituting a separate business segment, represent a product line within our single business segment, commercial and retail banking. In holding ourselves out as a full service community bank, and to effectively compete in the current banking environment, we believe it is essential that we offer this line of mortgage loan products. The nature of the products represented by mortgage banking activities, principally loans, are very similar in nature to our other commercial and retail loan products. Mortgage loans are originated at the same facilities using the same or similar production processes to our other types of loan. The type of customer we target for mortgage lending is the same type of customer we target for much of our retail lending. In addition, our mortgage activities are targeted to the principals and decision makers of our commercial customers. From a regulatory framework, our mortgage lending is subject to the same oversight, from both federal and state banking regulators, as our other lending products and processes.

You note in your comment letter that mortgage loan origination fees comprise for 2004 and 2003, respectively, 18% and 25% of pre-tax income for those years. These figures represent gross origination fees without taking into consideration certain expenses incurred in generating that revenue. While we track certain expenses relating to mortgage banking activities, we do not maintain separate financial statements for this activity in sufficient detail to enable us to accurately determine the true percentage of pre-tax income that it generates. However, we know that measured accurately on a pre-tax basis it would not approach the percentages set forth above.

You note in your comment letter that on a combined basis, commercial and residential mortgage loans total $133 million or 40% of total assets at December 31, 2004. Additionally, you note that commercial mortgage loans grew 20% during 2004. We believe that both mortgage lending activities, whether commercial or retail in nature, are consistent with the overall business plan of gathering deposits and lending to both commercial and retail customers.

On the basis of the above, we do not believe that mortgage banking constitutes a separate business segment.

In connection with responding to this comment, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (919) 466-1005.

Yours very truly,

CRESCENT FINANCIAL CORPORATION

/s/ Bruce W. Elder
Bruce W. Elder
Secretary and Treasurer
(Principal Financial Officer/Principal Accounting Officer)

cc:	Anthony Gaeta, Jr., Esq.